UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of December 2016

____________________

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Notice of Relevant Information

On December 7, 2016 Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) informed that the Board of Directors authorized Mr. Alejandro Figueroa Jaramillo, member of the Board of Directors of the Company, to sell his shares in Grupo Aval. Such shares will be acquired, in whole or in part, by members of his family.

Additionally, the Board of Directors authorized Mr. Juan María Robledo, member of the Board of Directors of the Company, to sell his shares in Grupo Aval. The mentioned shares will be acquired, in whole or in part, by a family company of which Mr. Robledo is shareholder.

This authorization was approved pursuant to the terms of Article 404 of the Code Commerce, with the unanimous vote of the members of the Board of Directors, excluding the votes of Mr. Figueroa and Mr. Robledo.

For the adoption of this decision, the Board of Directors concluded that the transactions did not pursue speculative purposes according to the information provided by Mr. Figueroa and Mr. Robledo.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 9, 2016

GRUPO AVAL ACCIONES Y VALORES S.A.
By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel